Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$1,412,000.00	100.00%	$1,412,000.00	$163.93(1)

(1)

The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $168,864.85 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $163.93 registration fee for this offering, $168,700.92 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 648 dated July 29, 2011 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

Eksportfinans ASA
Leveraged Index-Linked Notes Due 2012
(Linked to the S&P 500® Index)

     The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (November 7, 2012) is based on the performance of the S&P 500® Index (the index) as measured from the trade date (July 29, 2011) to and including the determination date (October 31, 2012, subject to adjustment). If the index return (defined below) is negative (the final index level is less than the initial index level), you would lose a portion of your investment in the notes and may lose your entire investment, depending on the performance of the index. Additionally, the amount you may receive for each $1,000.00 face amount of your notes at maturity is subject to a maximum settlement amount of $1,172.50.

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (1,292.73, which is higher than the actual closing level of the index on the trade date of 1,292.28), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000.00 face amount of your notes:

  if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of $1,000.00 times 3.0 times the index return, subject to the maximum settlement amount of $1,172.50; or

  if the index return is zero or negative (the final index level is equal to or less than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) $1,000.00 times the index return.

     The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. If the final index level is less than the initial index level, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes, and could potentially be $0. Further, the maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is limited to the maximum settlement amount of $1,172.50. In addition, the notes do not bear interest, and no other payments will be made on the notes prior to the stated maturity date.

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 29, 2011. You should read the explanation of risks in “Risk Factors” in this pricing supplement and the discussion of risks in “Risk Factors – Risks relating to index linked notes or notes linked to certain assets” on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

(continued on following page)

Goldman, Sachs & Co.

Pricing Supplement dated July 29, 2011

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)

Per note:	$ 1,000.00	$ 2.50	$ 997.50
Total:	$1,412,000.00	$3,530.00	$1,408,470.00

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes are not obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and are subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on August 5, 2011.

     “S&P®”, “Standard and Poor’s®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (Standard & Poor’s) and have been licensed for use by Eksportfinans ASA. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representations regarding the advisability of investing in the notes.

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$1,412,000.00

Face Amount of each note:

$1,000.00

We may decide to sell additional notes after the Trade Date but prior to the Original Issue Date at an Issue Price (and underwriting discount and proceeds) that differs from the Original Issue Price.

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	July 29, 2011

Original Issue Price:	100.00% of the Face Amount.

Purchase at amount other than the Face Amount:

The amount we will pay you at the stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the stated Maturity Date, it could affect your investment. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at Face Amount. Additionally, the Maximum Settlement Amount will permit a lower (or higher) percentage increase in your investment in the notes than indicated elsewhere, relative to your initial investment.

Original Issue Date:	August 5, 2011, unless postponed due to a Market Disruption Event.

Maturity Date:

November 7, 2012, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day. If the Determination Date is postponed as described below, the stated Maturity Date will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Determination Date to and including the postponed Determination Date.

Indexed note:

Yes. The S&P 500® Index (the Index). The Index is published by Standard & Poor’s, a division of Standard & Poor’s Financial Services LLC (Standard & Poor’s), and is intended to provide an indication of the pattern of common stock price movement. We refer to Standard & Poor’s as the Index Sponsor and it calculates and maintains the Index. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to an aggregate average market value of the common stocks of 500 similar companies during the base years 1941 through 1943. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its stock guide database of equities, which Standard & Poor’s uses as an assumed model for the composition of the total market. See “The Index” below for further information on the Index. Additional information is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Cash Settlement Amount:

As of the Determination Date, the calculation agent will determine the Cash Settlement Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes as follows:

  If the Final Index Level is greater than or equal to the Cap Level, the amount payable will equal the Maximum Settlement Amount.

  If the Final Index Level is greater than the Initial Index Level but less than the Cap Level, the amount payable will equal the sum of (a) $1,000.00 plus (b) the product of $1,000.00 times the Participation Rate times the Index Return.

  If the Final Index Level is equal to or less than the Initial Index Level, the amount payable will equal the sum of (a) $1,000.00 plus (b) the product of $1,000.00 times the Index Return. In this case, the Cash Settlement Amount you will receive at maturity will be equal to or less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

Initial Index Level:	1,292.73, which is higher than the actual closing level of the Index on the Trade Date of 1,292.28.

Final Index Level:	The closing level on the Determination Date, subject to adjustment due to a discontinuance or modification of the Index.

Closing Level:	The official closing level of the Index or any successor index published by the Index Sponsor at the regular weekday close of trading on the relevant exchanges on the relevant Trading Day.

Participation Rate:	300.00%

Cap Level:	105.75% of the Initial Index Level.

Maximum Settlement Amount:	$1,172.50 for every $1,000.00 of Face Amount.

Index Return:	The quotient of (i) the Final Index Level minus the Initial Index Level divided by (ii) the Initial Index Level, expressed as a positive or negative percentage.

Determination Date:

October 31, 2012. However, if a Market Disruption Event occurs or is continuing on the Determination Date or if that day is a non-Trading Day, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect. In no event, however, will the Determination Date be postponed to a date later than the originally scheduled Maturity Date or, if the originally scheduled Maturity Date is not a Business Day, later than the first Business Day after the originally scheduled Maturity Date. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day or that day is a non-Trading Day, that day will nevertheless be the Determination Date. If the calculation agent determines that the Closing Level of the Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level, and thus the Cash Settlement Amount, for the notes based on its assessment, made in its sole discretion, of the Closing Level on the Determination Date, as so postponed.

Market Disruption Event:

Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading in Index stocks constituting 20% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

  Index stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, a “suspension, absence or material limitation of trading” in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to that stock or those contracts, or a disparity in bid and asked quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Discontinuance or Modification of the Index:

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Cash Settlement Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Index Level, and thus the Cash Settlement Amount, by a computation methodology that the calculation agent determines will as closely as possible replicate the Index.

If the calculation agent determines that the Index, the stocks composing the Index or the method of calculating the Index is changed at any time in any respect – including any split or reverse-split of the Index and any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Final Index Level used to determine the amount payable on the stated Maturity Date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent: Fixed rate note: Business Day:

Goldman, Sachs & Co.

The notes do not bear interest. There will be no payments prior to maturity.

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:

Any day on which the respective principal securities markets for the Index stocks are open for trading, the Index Sponsor is open for business and the Closing Level is calculated and published by the Index Sponsor.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption: Additional amounts payable: Authorized denominations: Renewable note: Form of notes: CUSIP No.: ISIN No.: Listing: FDIC:

No

No

$1,000.00 and integral multiples of $1,000.00 in excess thereof.

No

Book-entry

28264M434

US28264M4345

None

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not bear interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Website is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not bear interest. Also, your notes are not equivalent to investing directly in the stocks composing the Index or in currencies to which your notes are linked. Before investing in the notes, you should carefully consider the risks below, the risks described under “Risk Factors—Risks relating to index linked notes or notes linked to certain assets” beginning on page S-6 in the accompanying prospectus and the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on March 31, 2011 and is incorporated by reference herein.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 29, 2011. After October 29, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

The Cash Settlement Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is not equal to or greater than the Initial Index Level.

     The Cash Settlement Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Cash Settlement Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is not equal to or greater than the Initial Index Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all of your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Index Level from the Initial Index Level. You may lose all or a significant amount of your entire investment in the notes if the Final Index Level drops precipitously relative to the Initial Index Level.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past Index performance is no guide to future performance.

     The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

If you purchase your notes at a premium to the Face Amount, the return on your investment will be lower than the return on notes purchased at the Face Amount and the impact of certain key terms of the notes will be negatively affected.

     The Cash Settlement Amount you will be paid for your notes on the stated Maturity Date will not be adjusted based on the Issue Price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the stated Maturity Date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or a discount to the Face Amount. In addition, the impact of the Maximum Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Cap Level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the Face Amount or a discount to the Face Amount.

The calculation of the Cash Settlement Amount does not take into account all developments in the Index.

     Changes in the Closing Levels during the term of the notes before the Determination Date will not be reflected in the calculation of the Cash Settlement Amount payable at maturity. The calculation agent will calculate the Cash Settlement Amount by comparing only the Initial Index Level and the Final Index Level. No other Closing Levels will be taken into account. As a result, you may lose a significant part of your investment even if the Closing Level has increased at certain times during the term of the notes.

If the level of the Index changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Index. Changes in the level of the Index may not result in a comparable change in the market value of your notes. Even if the level of the Index increases above the Initial Index Level during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount.

The potential for the value of your notes to increase may be limited.

     Your ability to participate in any change in the value of the Index over the life of your notes will be limited because of the Cap Level, which is equal to 105.75% of the Initial Index Level. The Cap Level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the Closing Level may rise beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Index.

The notes do not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The return on your notes will not reflect any dividends paid on the Index stocks.

     The Index Sponsor calculates the level of the Index by reference to the prices of the common stocks included in the Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the Index stocks by the Index stock issuers. See “You have no shareholder rights or rights to receive any stock” below for additional information.

Changes in the volatility of the Index are likely to affect the market value of your notes.

     The volatility of the Index refers to the magnitude and frequency of the changes in the Closing Level. In most scenarios, if the volatility of the Index increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Index decreases, the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the Final Index Level, the Cash Settlement Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Any payments on your notes will be paid in cash, and you will have no rights to receive delivery of any Index stocks or dividends.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Cash Settlement Amount:

  the Closing Level at any time,

  the actual dividends distributed on the Index stocks,

  economic, financial, regulatory, political, military and other events that affect stock markets generally,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) has hedged or expects to hedge its obligations under the swap that Goldman Sachs International has entered or expects to enter into with us relating to the offered notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the Final Index Level – directly or indirectly by affecting the price of the Index stocks – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Final Index Level – directly or indirectly by affecting the price of the Index stocks – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments linked to the Index, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The policies of the Index Sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and their market value.

     The policies of the Index Sponsor concerning the calculation of the Closing Level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Closing Level could affect the Closing Level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and their market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Closing Level, or if the Index Sponsor discontinues or suspends calculation or publication of the Closing Level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Closing Level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the Closing Level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the Index stocks or the Index Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The Index” below for certain information about the Index.

     Neither the Index Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We can postpone the Determination Date if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date or that day is a non-Trading Day, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing. In no event, however, will such date be postponed to a date later than the originally scheduled Maturity Date or, if the originally scheduled Maturity Date is not a Business Day, later than the first Business Day after the originally scheduled Maturity Date. Moreover, if the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day or that day is a non-Trading Day, that day will nevertheless be the Determination Date. If the calculation agent determines that the Closing Level that must be used to determine the Cash Settlement Amount is not available on the Determination Date either because of a Market Disruption Event, a non-Trading Day or for any other reason, the calculation agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the level of the Index at the applicable time on that day. If the Determination Date is postponed as described above, the stated Maturity Date will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Determination Date to and including the postponed Determination Date.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in “Taxation in the United States” in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as financial contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under “Taxation in the United States – Alternative Treatments” in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Cash Settlement Amount and the interest rate applicable to any overdue payment of the Cash Settlement Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Cash Settlement Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
200 West Street
New York, New York 10282
Attn: PIPG Americas
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical pre-tax Index Returns for the Index. Based on these hypothetical Index Returns, we illustrate a range of Cash Settlement Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Index Returns could have on the Cash Settlement Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the stated Maturity Date. If you sell your notes prior to the stated Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the Index stocks or the method by which the Index Sponsor calculates the Closing Level, that there is no change in the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

     The Index has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical performance of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The Index – S&P 500® Index Historical Closing Levels” below.

     The levels in the left column of the table below represent hypothetical Final Index Levels and are expressed as percentages of the Initial Index Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Index Levels, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of one percent). The middle column contains hypothetical Cash Settlement Amounts for each U.S. $1,000.00 Face Amount of notes, based on the corresponding hypothetical Final Index Levels, and are expressed as cash amounts rounded to the nearest U.S. $0.01. Thus, a hypothetical Cash Settlement Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Index Level and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date based on the Participation Rate of 300.00%, the Cap Level of 105.75% of the Initial Index Level and the Maximum Settlement Amount of $1,172.50 for every $1,000.00 of Face Amount.

Final Index Level as Percentage of Initial Index Level	Cash Settlement Amount per $1,000 Face Amount	Cash Settlement Amount as a Percentage of $1,000 Face Amount

150.00%	$1,172.50	117.25%
125.00%	$1,172.50	117.25%
105.75%	$1,172.50	117.25%
105.00%	$1,150.00	115.00%
102.00%	$1,060.00	106.00%
100.00%	$1,000.00	100.00%
75.00%	$750.00	75.00%
50.00%	$500.00	50.00%
25.00%	$250.00	25.00%
0.00%	$0.00	0.00%

     If, for example, the Final Index Level were determined to be 25.00% of the Initial Index Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be 25.00% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the stated Maturity Date, you would lose 75.00% of the Face Amount of your investment (if you purchased your notes at a premium to the Face Amount you would lose a correspondingly higher percentage of your investment).

     The hypothetical payment amounts on notes held to the stated Maturity Date in the examples above assume you purchased your notes at the Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

     In addition, if the Final Index Level were determined to be 150.00% of the Initial Index Level, the payment amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 117.25% of each $1,000.00 Face Amount of your notes, as shown in the table above. As a result, if you held your notes to the stated Maturity Date, you would not benefit from any increase in the Final Index Level over 105.75% of the Initial Index Level. If the Final Index Level were determined to be equal to or greater than 105.75% of the Initial Index Level, the Maximum Settlement Amount that we would deliver on your notes at maturity would be capped at 117.25% of the Face Amount for each of your notes.

     The following graph shows a graphical illustration of the hypothetical Cash Settlement Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Index Level (expressed as a percentage of the Initial Index Level) were any of the hypothetical levels shown on the horizontal axis and based on the Participation Rate of 300.00%, the Cap Level of 105.75% and the Maximum Cash Settlement Amount of $1,172.50 for every $1,000.00 of the Face Amount. The graph shows that any hypothetical Final Index Level of less than 100.00% of the Initial Index Level (the section left of the 100.00% marker on the horizontal axis) would result in a corresponding one to one reduction of the hypothetical Cash Settlement Amount, resulting in the hypothetical Cash Settlement Amount being less than 100.00% of the Face Amount for each of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, you would lose some or all of the Face Amount of your notes.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX

     We have derived all information regarding the S&P 500® Index (the Index) contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor’s, which is the Index Sponsor. Standard & Poor’s owns the copyright and all other rights to the Index. Standard & Poor’s has no obligation to continue to publish, and may discontinue publication of the Index at any time. We do not assume any responsibility for the accuracy or completeness of such information. The consequences of Standard & Poor’s discontinuing the Index are described in “Discontinuance or Modification of the Index” above. Current information regarding the market value of the Index is available from Standard & Poor’s and from numerous public information sources. We do not make any representation that the publicly available information about the Index is accurate or complete. The Index is determined, comprised and calculated by Standard & Poor’s without regard to the offered notes. Neither we nor any of our affiliates accept any responsibility for the calculation, maintenance or publication, or any error, omission or disruption in the Index.

     Standard & Poor’s publishes the Index. The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies, as of a particular time compared to the aggregate average market value of the common stocks of 500 companies during the base period of the years 1941 through 1943. As of July 29, 2011, the aggregate market value of the 500 companies included in the Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the percentages corresponding to the number of companies as of July 29, 2011 included in each group indicated in parentheses: consumer discretionary (10.66%), consumer staples (10.66%), energy (12.99%), financials (14.86%), health care (11.46%), industrials (10.66%), information technology (18.74%), materials (3.61%), telecommunication services (2.94%) and utilities (3.41%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

     The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this the return on the offered notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.

     Standard & Poor’s currently computes the Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the market value of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)

the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the base value);

(e)	the current aggregate market value of all component stocks is divided by the base value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

     While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the payment amount for the offered notes upon maturity or otherwise.

     Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

  the issuance of stock dividends,

  the granting to shareholders of rights to purchase additional shares of stock,

  the purchase of shares by employees pursuant to employee benefit plans,

  consolidations and acquisitions,

  the granting to shareholders of rights to purchase other securities of the issuer,

  the substitution by Standard & Poor’s of particular component stocks in the Index, and other reasons.

     In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

New Market Value
Old Base Value ×		= New Base Value
Old Market Value

     The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.

     Standard & Poor’s recently published updates to its methodology for calculating the S&P 500® Index, including the following changes relevant to the number of shares outstanding.

     A large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, Standard & Poor’s updates the share totals of companies in the S&P 500® Index as required by any changes in the number of shares outstanding. Standard & Poor’s implements a share freeze the week of the effective date of the quarterly share total updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the totals are updated, the S&P 500 Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed by Standard & Poor’s on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500 Index Divisor. At the discretion of Standard & Poor’s, de minimis merger and acquisition share changes will be accumulated and implemented with the updates made at the end of each calendar quarter.

Historical High, Low and Closing Levels of the Index

     The Closing Level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the Index as an indication of the future performance of the Index

     We cannot give you any assurance that the future performance of the Index or the Index stocks will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index may be less likely to be indicative of the performance of the Index during the period from the Trade Date until the Determination Date than would otherwise have been the case. During the period from January 2, 2008 through July 29, 2011, there were 586 15-month periods, the first of which began on January 2, 2008 and the last of which ended on July 29, 2011. In 189 of such 586 15-month periods, the Closing Level of the Index on the final date of such period had fallen below the Closing Level of the Index on the initial date of such period. Therefore, during 32.25% of such 15-month periods, if you had owned notes with terms similar to these notes, you may have received less than the Face Amount of such notes at maturity. (Goldman, Sachs & Co. calculated these figures using fixed 15-month periods and did not take into account holidays or non-business days.)

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the Index will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant Index Levels between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final Closing Levels of the Index for each of the four calendar quarters in 2008, 2009 and 2010, and the first three calendar quarters in 2011 (through July 29, 2011). We obtained the Closing Levels listed in the table below from Bloomberg Financial Services, without independent verification.

S&P 500® Index Historical Closing Levels

	High	Low	Close

2008:
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25
2009:
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010:
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,128.15	1,128.15
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011:
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ending September 30 (through July 29, 2011)	1,353.22	1,292.28	1,292.28

License Agreement

     Standard & Poor’s Financial Services LLC (Standard & Poor’s or S&P) and Eksportfinans ASA have entered into a non-transferable, limited, non-exclusive license agreement granting Eksportfinans the right to use the Index in connection with the issuance of certain securities, including the notes.

     The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the Index to track general market performance. Standard & Poor’s only relationship to Eksportfinans ASA is the licensing of certain servicemarks and trade names of Standard & Poor’s and of the use of the Index which is determined, composed or calculated by Standard & Poor’s without regard to Eksportfinans or the notes. Standard & Poor’s has no obligation to take the needs of Eksportfinans or the owners of the notes into consideration in determining, composing or calculating the Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no liability in connection with the administration, marketing or trading of the offered notes.

     STANDARD & POOR’S DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX(ES) OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR’S SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX(ES) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR’S BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Recently Enacted Legislation. Recently enacted legislation may require individual U.S. holders to report to the IRS certain information with respect to their beneficial ownership of the notes. Investors who fail to report required information could be subject to substantial penalties.

     In addition and also under recently enacted legislation, beginning in 2012, all payments of the proceeds of a sale, exchange or other disposition of the notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

     Possible new administrative guidance and/or legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of July 29, 2011 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, August 5, 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.